Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Wisconsin Energy Corporation

Filer’s Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: January 30, 2015

The following transaction update was distributed to employees of Wisconsin Energy Corporation and Integrys Energy Group on January 30, 2015.

January 30, 2015 Welcome to Transaction Update The start of the new year means the start of new activity around Wisconsin Energy Corporation's proposed acquisition of Integrys Energy Group. This newsletter, Transaction Update, is a companion to our current WEC-TEG Transaction site on PowerNet (at TEG) and on iConnect (at WEC). We expect to publish Transaction Update approximately each month, with special editions for news that fits this space. We'll use our other communication channels to complement this. Regulatory Update: How Are We Doing? Wisconsin Energy Corporation (WEC) and Integrys Energy Group (TEG) completed all the substantive filings associated with the acquisition this past October. Since then, the regulatory agencies have worked to establish schedules for their staff, intervenors and the public to follow. At this writing, we anticipate state-by-state reviews and approvals along the following general timeline. This is very fluid right now, so changes may be made at any time: • Public Service Commission of Wisconsin: 2nd quarter. • Michigan Public Service Commission: 2nd quarter. • Illinois Commerce Commission: July 2015. • The Minnesota Public Utilities Commission has scheduled arguments for early February. You can watch for regulatory WEC-TEG Transaction updates on PowerNet or iConnect. Day One Task Team Starts Discussions A small team of leaders called the Day One Task Team, led by WEC Vice President, Dan Krueger, has begun to look into what work needs to be in place upon the close of the transaction (Day One). This team is governed by a cross-company steering committee. The steering committee members are: • Allen Leverett, WEC President • Pat Keyes, WEC CFO • Susan Martin, WEC General Counsel • Phil Mikulsky, TEG Executive VP The Day One Task Team members from both companies represent Legal Services, Finance & Accounting, Information Technology, Human Resources, Communications and other support services. The focus is on ensuring a seamless transition and finding answers to the question, “What has to be in place Day One to ensure we continue to operate smoothly upon the close?” To help maintain that focus, the steering committee has provided the following overall approach to operating smoothly: • Walk before we run. • Keep the utilities separate. • Preserve talent and provide opportunity. • Earn the allowed returns in each state, and control costs to do so. Although the Day One Task Team does not have any post-close (Day Two) requirements in its scope, it will be mindful of decisions that might have long-range impact. TRANSACTION UPDATE News about Wisconsin Energy Corporation’s Acquisition of Integrys Page 1 of 3

Why This Transaction Feels Different From the moment this transaction was announced in late June 2014, some employees have commented that this transaction “feels different” from other transactions. Long-term employees at both companies recall previous mergers and acquisitions; this includes UPPCO, Wisconsin Fuel & Light, Michigan Gas Utilities and Minnesota Energy Resources (Aquila), and Peoples Gas and North Shore Gas (PEC) at TEG, and WEC’s acquisition of Wisconsin Gas. Why does this feel different? There may be several reasons for this, depending on what an employee's experience has been: 1. This transaction is based on mutually beneficial financial impacts and mutually supportive strategies to achieve them. TEG has several commission-approved projects that need financing; WEC has cash that is available for investment. 2. The transaction is not based on cost synergies, but savings are certainly expected over time. 3. Both companies already have utility companies that are operating independently, and Integrys Business Support (IBS) — a TEG business support company — provides a model that can be applied to WEC's utilities, too. In previous transactions, both companies had to find savings quickly or restructure operations significantly to operate across multiple jurisdictions. Very little of that is involved in this transaction, and it’s expected that what is required can be achieved over a longer time frame. This transaction also is different for TEG employees because WEC is the acquiring party. As control changes, WEC will retain 72 percent ownership of the new company, WEC Energy Group. As with all transactions of this type, many decisions will need to be made. When it is time to consolidate into a single system or process, it is expected that WEC's approach will be used most of the time. Various options will certainly be evaluated along the way. In some cases, existing Integrys systems or processes may be selected, or completely new ones may make more sense. Questions and Feedback If you have questions about the acquisition or topics you would like to read about in future editions of Transaction Update, please email questions@wisconsinenergy.com for WEC or CorpCommunications@integrysgroup.com for TEG. Although we do not have answers to every question at this time, knowing what employees are thinking will help make our content timely and relevant. TRANSACTION UPDATE, Continued January 30, 2015 Page 2 of 3

TRANSACTION UPDATE, Continued January 30, 2015 Cautionary Statements Regarding Forward-Looking Information This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. Additional Information and Where to Find It In connection with the proposed merger, Wisconsin Energy filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders and will file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC when they become available, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601. Non-solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Page 3 of 3